UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

SOUTHWESTERN WATER EXPLORATION CO.
(Name of Issuer)

Common Shares, $0.001
(Title of Class of Securities)

845331107
(CUSIP Number)

David J. Cutler

9605 West 49th Avenue, Suite 200, Wheat Ridge, Colorado 80033

(303) 968-3281

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: David J. Cutler

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 93,480,769 Common Shares

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 93,480,769 Common Shares

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,480,769 Common Shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77% *

(14)	TYPE OF REPORTING PERSON IN

*122,164,114 shares issued and outstanding as of December 31, 2017

Item 1. Security and Issuer

This Schedule 13D (this "13D") is filed with respect to the Common Shares,  no par value per share (the "Common Shares") of Southwestern Water Exploration Co., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer receives mail at PO Box 181062, Denver, Colorado 80218.

Item 2. Identity and Background

Below is information regarding the Reporting Entity:

(a)	This 13D is being filed on behalf of the following person: David J. Cutler

(b)	The principal business address for the Reporting Person is 9605 West 49th Avenue, Suite 200, Wheat Ridge, Colorado 80033

(c)

Employment Information:

Mr. Cutler became the Issuer's sole director and officer on March 4, 2011.He resigned as the Issuer's President, Chief Executive Officer, Chief Financial Officer and Director on February 23, 2017. Mr. Cutler has been the Principal of Cutler & Co., LLC since 2002. Cutler & Co. LLC is a Colorado registered accounting company that is focused on providing fractional Chief Financial Officer, accounting, bookkeeping, tax and consulting services to private companies throughout the US. Between 2011 and 2015, Cutler & Co. LLC was also a PCAOB registered auditing firm auditing more than 50 public companies prior to the sale of its auditing business in 2015. From 2011 to 2017, Mr. Cutler was Chief Financial Officer and subsequently Chief Executive Officer and a director of US Precious Metals, Inc., a publicly quoted mineral exploration company with interests in Mexico and Chief Financial Officer and director of Discovery Gold Corporation, a publicly quoted mineral exploration company with interests in Ghana from 2012 to 2017. Mr. Cutler was the sole officer and director of the following publicly quoted shell companies: US Holdings, Inc. (formerly USN Corporation) from 2011 to 2013, Torrent Energy Corporation from 2011 to 2014, Quantech Electronics Corp from 2012 to 2014, Capital Resource Alliance, Inc from 2012 to 2014 and Naeordynamics, Inc.  from 2015 to 2017. Mr. Cutler has a Master's degree from St. Catharine's College in Cambridge, United Kingdom and qualified as a British Chartered Accountant and Chartered Tax Advisor with Arthur Andersen & Co. in London, United Kingdom. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the US, Mr. Cutler has qualified as a Certified Public Accountant, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	David J. Cutler is a citizen of the United States of America.

Item 3. Source and Amount of funds or Other Consideration

Mr. Cutler was issued 93,480,769 shares of common stock with a value of $149,569 ($0.0016 per share) as reimbursement for expenses he had incurred on Issuer's behalf and as compensation for his role as an executive director and officer of  Southwestern Water Exploration Co.

Item 4. Purpose of Transaction

This form is the initial filing in conjunction with the effectiveness of the Form 10-12g of Southwestern Water Exploration Co. The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Person has plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (c)	None at this time.

(d)	None.

(e)	None.

(f)	None.

(g)	None

(h)	None.

(i)	None.

(j)	None.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
David J. Cutler	93,480,769 -77%	93,480,769	0	93,480,769	0

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

By:	/s/ David J. Cutler
Name:	David J. Cutler, Individual